Via Facsimile and U.S. Mail
Mail Stop 4720

November 4, 2009

Andrew R. Speaker
President and Chief Executive Officer
Mercer Insurance Group, Inc.
10 North Highway 31
P.O. Box 278
Pennington, NJ 08534

Re: Mercer Insurance Group, Inc.
Form 10-K for the Year Ended December 31, 2008
Filed March 16, 2009
File No. 000-25425
DEF14A
File No. 000-25425
Filed March 18, 2009

Dear Mr. Speaker:

We have reviewed your filings and have the following comments.

Where indicated, we think you should revise your Form 10-K in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K
Signatures, page 119

1. Please designate which signatory is signing as your principal accounting officer or controller. If an officer is signing in more than one capacity, such as principal financial officer and controller, then you should indicate that the officer is signing in both capacities. If your principal accounting officer or controller has not signed the Form 10-K, please amend your 10-K to include the required signature. If the principal accounting officer has signed the 10-K, please confirm that you will indicate who the principal accounting officer is in future filings.

DEF14A

EXECUTIVE COMPENSATION
Compensation Discussion and Analysis, page 14
Short –Term Incentive Compensation, page 16

2. In the discussion of your annual performance-based cash bonus program, you disclose that the annual cash incentive award for each of your named executive officers was based 75% on achieving corporate financial objectives measured by operating earnings per share, 15% was based upon achievement of specific individual incentives and 10% was discretionary. We further note that you disclose that the pre-established corporate performance objective was met but you have not disclosed the actual level of achievement and have not included any disclosure regarding the individual or discretionary components. Please provide us with proposed sample disclosure for inclusion in your next proxy statement which identifies the 2009 individual performance goals for each of the named executive officers and confirm that you will revise your disclosure in your next proxy statement to also discuss, for each named executive officer, the extent to which individual and corporate goals were achieved and how the achievement was used to determine the individual bonuses.

Transactions with Related Parties, page 29

3. Please confirm to us supplementally whether the agreement with the Davis Insurance Agency is pursuant to your standard agency contract terms applicable to the other independent agents you work with. If the terms differ materially from your standard agency contract, then please file this agreement.

4. Please file the agreement with Van Rensselaer, Ltd. pursuant to the requirements of Item 601(b)(10)(ii)(A) of Regulation S-K.

Mr. Andrew R. Speaker
Mercer Insurance Group, Inc.
November 4, 2009
Page 3

* * * *

Please amend your filing as appropriate and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Nandini Acharya, Staff Attorney at (202) 551-3495 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director